October 20, 2017

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Corey Jennings, Esq., Special Counsel Office of International Corporate Finance Division of Corporation Finance

Re:	Hexindai Inc. Registration Statement on Form F-6 (Registration No.:333- 220966)

Dear Mr. Jennings:

Citibank, N.A., as depositary (the “Depositary”) and acting solely on behalf of the legal entity to be created by the Deposit Agreement, by and among the Depositary, Hexindai Inc., a company organized under the laws of the Cayman Islands (the “Company”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder representing ordinary shares of the Company, par value of US$0.0001 per share, hereby requests that the effectiveness of Registration Statement on Form F-6 (Registration No.:333- 220966) be accelerated to coincide with the accelerated effectiveness of the Company’s Registration Statement on Form F-1 (Registration No.:333- 220720).

Please call me at (212) 816-7937 if you have any questions.

Very truly yours,

CITIBANK, N.A.

By:	/s/ Leslie A. DeLuca
Name:	Leslie A. DeLuca
Title:	Vice-President and Attorney-in-Fact

cc: Herman H. Raspé, Esq. (Patterson, Belknap, Webb & Tyler LLP)